Exhibit 99.1

1st Quarter Results

DUBLIN--(BUSINESS WIRE)--April 24, 2012--

ICON reports a 10% increase in first quarter 2012 revenue to $252m, up 10% year on year, EPS of 15 cents, net new business awards of $385 million and a B:B of 1.5. (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – First Quarter Fiscal 2012.

* Q1 net revenues increased 10% year on year to $252 million.

* Q1 operating income was 5% or $11.7 million.

* EPS for Q1 was 15 cents.

* Q1 gross business wins $485 million, net business awards of $385 million, and a book-to-bill of 1.5.

Dublin, Ireland, April 24, 2012 – ICON (NASDAQ: ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2012.

For the first quarter net revenues grew 10% year on year to $252.3 million from $229.3 in Q1 2011.

Operating income was $11.7 million representing 4.6% of revenue, this compared to $16.0 million (excluding non-recurring items of $5.0 million) or 7% of revenue for the same quarter last year (4.8% including non-recurring items).

Net income was $9.0 million compared with $12.8 million last year (excluding non-recurring items) or 15 cents per share compared to 21 cents in the same quarter last year (14 cents including non-recurring items).

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account was 37 days at March 31, 2012 compared with 47 days at December 31, 2011 and 49 days at March 31, 2011.

For the quarter ended March 31, 2012 cash provided by operating activities was $60.6 million and capital expenditure was $6.5 million. In addition, the Company invested $48.6 million on the acquisitions of Beijing Wits Medical Consulting Ltd and PriceSpective LLC. The Company also expended $1.4 million on a stock repurchase programme. As a result the company’s net cash amounted to $186.0 million at March 31, 2012 compared to $174.2 million of net cash at December 31, 2011.

Commenting on the results, Chief Executive Officer, Ciaran Murray, said “We continue to see the benefits of our strategic investment decisions, with record gross business wins of $485 million, resulting in a backlog increase of 23% year on year, revenue of $252 million up 10% on last year and earnings of 15 cents.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its fourth quarter conference call today, April 24, 2012 at 9:00 EST [14:00 Ireland & UK]. This call and associated slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 84 locations in 40 countries and has approximately 8,670 employees. Further information is available at www.iconplc.com.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or

Brendan Brennan Chief Financial Officer + 353 –1-291-2000

Sam Farthing VP Investor Relations + 353 –1-291-2000

All at ICON.

ICON plc

Consolidated Income Statements (Unaudited) (Before non-recurring Charges)

Three Months ended March 31, 2012 and March 31, 2011
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2012	2011

Gross Revenue	343,055	305,547

Reimbursable expenses	90,722	76,250

Net Revenue	252,333	229,297

Costs and expenses
Direct costs	162,284	144,470
Selling, general and administrative	67,515	59,883
Depreciation and amortization	10,802	8,973

Total costs and expenses	240,601	213,326

Income from operations	11,732	15,971

Net interest (expense)/income	(35)	66

Income before provision for income taxes	11,697	16,037

Provision for income taxes	2,726	3,231
Net income	8,971	12,806

Net income per ordinary share
Basic	$0.15	$0.21

Diluted	$0.15	$0.21

Weighted average number of ordinary shares
Basic	60,086,104	60,283,078

Diluted	60,708,469	60,982,948

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three Months ended March 31, 2012 and March 31, 2011
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2012	2011

Gross Revenue	343,055	305,547

Reimbursable expenses	90,722	76,250

Net Revenue	252,333	229,297

Costs and expenses
Direct costs	162,284	144,470
Selling, general and administrative	67,515	59,883
Depreciation and amortization	10,802	8,973
Non-recurring charges	-	5,002
Total costs and expenses	240,601	218,328

Income from operations	11,732	10,969

Net interest (expense)/income	(35)	66

Income before provision for income taxes	11,297	11,035

Provision for income taxes	2,726	2,687
Net income	8,971	8,348

Net income per ordinary share
Basic	$0.15	$0.14

Diluted	$0.15	$0.14

Weighted average number of ordinary shares
Basic	60,086,104	60,283,078

Diluted	60,708,469	60,982,948

ICON plc

Summary Balance Sheet Data

March 31, 2012 and December 31, 2011
(Dollars, in thousands)

		March 31,	December 31,
		2012	2011
		(Unaudited)	(Audited)
Cash and short-term investments net of debt		185,994	174,177

Accounts receivable		195,094	201,338
Unbilled revenue		113,141	126,850
Payments on account		(168,764)	(150,792)
Total		139,471	177,396

Working Capital		201,821	253,514

Total Assets		1,125,506	1,035,467

Shareholder's Equity		701,774	681,544

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Brendan Brennan CFO + 353 1 291 2000
	Sam Farthing VP IR +353 1 291 2000 All at ICON.

	http://www.iconplc.com

CONTACT:
Icon PLC